UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.	3	)*

Symmetricom, Inc.
(Name of Issuer)
Common
(Title of Class of Securities)
871543104
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)
[   ]           Rule 13d-1(c)
[   ]           Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871543104
1. Names of Reporting Persons.	Security Investors, LLC
I.R.S. Identification Nos. of above persons (entities only).	48-1183041
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	[_]	(b)	[_]	Not Applicable	[X]
	3. SEC Use Only
	4. Citizenship or Place of Organization	A limited liability company organized under the laws of the State of Kansas.
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	3,904,595
	6. Shared Voting Power	-0-
	7. Sole Dispositive Power	3,904,595
	8. Shared Dispositive Power	-0-
	9. Aggregate Amount Beneficially Owned by Each Reporting Person	3,904,595
	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	Not applicable
	11. Percent of Class Represented by Amount in Row (9)	9.00%
	12. Type of Reporting Person (See Instructions)	IA

ITEM 1

(a)	Name of Issuer:
Symmetricom, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
2300 Orchard Parkway, San Jose, California 95131-1017

ITEM 2

(a)	Name of Person Filing:
Security Investors, LLC

(b)	Address of Principal Business Office or, if none, Residence:
One Security Benefit Place, Topeka, Kansas 66636-0001

(c)	Citizenship:
Security Investors, LLC is a Kansas limited liability company.

(d)	Title of Class of Securities:
Common Stock

(e)	CUSIP Number:
871543104

ITEM 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
As of December 31, 2010, Security Investors, LLC has the sole power to direct the vote and to dispose of 3,904,595 shares of Symmetricom, Inc. common stock of a total of 43,372,200 shares outstanding.**

(b)	Percent of class:
9.00% of the common stock

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or direct the vote:	3,904,595
	(ii)	Shared power to vote or direct the vote:	Not applicable
	(iii)	Sole power to dispose or direct the disposition of:	3,904,595
	(iv)	Shared power to dispose or direct the disposition of:	Not applicable

**	This report is being filed on behalf of Security Investors, LLC (“SI”), a Kansas limited liability company, and/or certain investment advisory clients relating to their collective beneficial ownership of shares of common stock of the Issuer. SI is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. As a result of its role as investment adviser, SI may be deemed to be the beneficial owner of the securities of the Issuer for purposes of §13(d) and 13(g) of the Securities Exchange Act of 1934. SI has the sole power to dispose of the shares.

ITEM 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

ITEM 6	Ownership of More Than Five percent on Behalf of Another Person.

Certain advisory clients of Security Investors, LLC have the right to receive or the power to direct the receipt of dividends from or the profits from the sale of such securities.

ITEM 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

ITEM 8	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9	Notice of Dissolution of Group.

Not applicable.

ITEM 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011

/s/ Joanna Haigney
Joanna Haigney Senior Vice President and Chief Compliance Officer